

NEWS RELEASE

For Immediate Release

January 10, 2003

Liquidation World Announces First Quarter Sales
And C.E.O. Succession Plan Update

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) announces Sales for the first quarter of the 2003 fiscal year. Sales for the 13 weeks ended January 5, 2003 increased 2% to $48.7 million from $47.7 million during the 13 weeks ended January 6, 2002.

Complete financial results of the first quarter of the 2003 fiscal year will be announced in February 2003.

Liquidation World Inc. announced on July 23, 2002 that it had appointed a Management Executive Committee as part of a gradual considered succession plan with the intention of finding a C.E.O. to replace Dale Gillespie by January 31, 2003.

The Board has asked Mr. Gillespie to stay on as C.E.O. for an additional 12 – 18 months to ensure the succession process is orderly and to allow adequate time to find the best candidate to fulfill the mandate.

Liquidation World is a liquidator of consumer merchandise through 99 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions and sales across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise. Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets across Canada and the U.S.

For more information, please contact:
Mr. Dale Gillespie, Chief Executive Officer
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306